Exhibit 99.1

SciSparc to Commence Phase IIa Clinical Trial of SCI-110 for the Treatment of Alzheimer's Disease and Agitation

•	Trial will be conducted at the Israeli Medical Center for Alzheimer's and will evaluate the safety, tolerability and efficacy of SCI-110

TEL AVIV, Israel, July 7, 2021 /PRNewswire/ -- SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (OTCQB: SPRCY) a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (CNS), today announced it has received approval from the Israeli Ministry of Health and Helsinki Committee to commence a Phase IIa Clinical Trial of SCI-110 (formerly THX-110) in patients with Alzheimer's disease (AD) and Agitation.

The study, titled "Phase II-a Open Label Trial to Evaluate the Safety, Tolerability and Efficacy Trend of SCI-110 in Patients with Alzheimer's Disease and Agitation," (the Study) will be conducted at The Israeli Medical Center for Alzheimer's under the leadership of Dr. Alona Raveh, MD, Principal Investigator and board-certified geriatrician. The primary objectives of the Study are to demonstrate the safety of SCI-110 as well as its ability to ameliorate agitation and other behavioral disturbances in patients with AD.

Dr. Adi Zuloff-Shani, PhD, Chief Technologies Officer of SciSparc, commented on the announcement, "We are very excited to begin our trial. Right now, the most common medical treatment for agitation associated with Alzheimer's is off-label use of antipsychotic drugs, which typically provide only marginal improvement, often with undesirable side effects. Taken together, SCI-110’s assumed mechanism of action and clinical observations indicating that cannabis products, in particular THC, might ameliorate the severity of some of the behavioral and psychological symptoms of dementia such as agitation and anxiety, we believe that this trial will corroborate our belief that SCI-110 may constitute a safe and effective treatment for agitation in Alzheimer's disease.”

AD is an irreversible neurodegenerative disease that causes progressive and disabling impairment of cognitive functions including memory, comprehension, language, attention, reasoning and judgment. Neuropsychiatric symptoms such as apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite and wandering are also common in the mid to late stages.

The current pharmacological treatment of agitation in AD has an unsatisfactory benefit/risk ratio and all used drugs are off-label as evidenced by the fact that no FDA approved drug to treat agitation in AD exists. Hence, the pharmacological treatment of agitation in AD is unequivocally, an unmet need.

About SCI-110

SCI-110 is a unique and proprietary combination of Dronabinol, an FDA-Approved, synthetic version of delta-9-tetrahydrocannabinol (Δ⁹-THC), and CannAmide™, the Company’s proprietary formulation of Palmitoylethanolamide (PEA).

SCI-110 is one of the innovative combinations of SciSparc cannabinoid-centric platform. Using its proprietary technology, SciSparc creates these combinations to augment the inherent properties of different cannabinoids, in this case, Dronabinol, enhancing their ability to bind with receptors in the endocannabinoid system. The potential result, as demonstrated in pre-clinical studies, is improved efficacy and in turn, lower dosage requirements and reduced side effects as compared to the cannabinoid when administered alone.

 About SciSparc (OTCQB: SPRCY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses expectations regarding the potential for SCI-110 to ameliorate the severity of some of the behavioral and psychological symptoms of dementia such as agitation and the expectation that SCI-110 may constitute a safe and effective treatment for agitation in Alzheimer's disease. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055

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